Exhibit 21.1
SUBSIDIARIES OF
UNITED FUEL & ENERGY CORPORATION, A NEVADA CORPORATION

Name of Subsidiary	State of Incorporation

Cardlock Fuels System, Inc.	California
(d/b/a SC Fuels)

United Fuel & Energy Corporation	Texas
(f/k/a Eddins-Walcher Company)

Three D Oil Co. of Kilgore, Inc.	Texas